[Graphic omitted] AHOLD


                                                        Press Release


                                                        Royal Ahold
                                                        Corporate Communications



                                                 Date:  December 23, 2004
                                 For more information:  +31 75 659 57 20



Ahold agrees to sell BI-LO and Bruno's
to Lone Star Funds

Major milestone achieved in EUR 2.5 billion divestment program


Zaandam, The Netherlands, December 23, 2004 - Ahold today announced it has entered into an agreement to sell its U.S. retail subsidiaries BI-LO and Bruno's to an affiliate of the Lone Star Funds for total cash proceeds of up to USD 660 million. BI-LO and Bruno's will retain all of their debt obligations and other liabilities including capitalized lease obligations, although Ahold may be contingently liable under existing guarantees in respect of a portion of such capitalized lease obligations.

The final purchase price is subject to customary price adjustments. Closing is anticipated in the first quarter of 2005 and is subject to the fulfillment of customary closing conditions, including antitrust approval. The closing is not subject to any financing condition. At closing, Ahold will receive cash proceeds of USD 560 million and a letter of credit for USD 100 million will be placed in escrow. Within 18 months of closing, Ahold will be entitled to receive the balance of the purchase price of up to USD 100 million depending upon BI-LO and Bruno's achieving certain targets relating to dispositions of inventory, real estate and other assets.

BI-LO and Bruno's are two of the leading food retail chains in the Southeastern region of the United States with a combined store count of over 450 supermarkets and combined 2003 net sales of approximately EUR 4.7 billion.




                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB  Zaandam
                                                 The Netherlands
                                                 Phone:  +31 (0)75 659 5720
http://www.ahold.com                             Fax:    +31 (0)75 659 8302

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"This divestment comes at the end of a year of transition for Ahold and marks a major milestone along our Road to Recovery," said Ahold President and CEO Anders Moberg. "Divesting BI-LO and Bruno's is part of our strategy to optimize our portfolio and strengthen our financial position by reducing debt. Our U.S. retail business will be fully focused on our other prominent supermarket operations, Stop & Shop / Giant-Landover and Giant-Carlisle / Tops. We committed ourselves to a caring and careful divestment of BI-LO and Bruno's in the best interests of our associates and shareholders. This has been achieved and our 'Road to Recovery' is on track," he concluded.

Lone Star Funds, based in Dallas, Texas, is a leading U.S. private investment company that manages more than USD 13 billion in assets and investments in North America, Europe and Asia.

Ahold acquired BI-LO, headquartered in Mauldin, South Carolina, in 1977. The company operates 287 stores in South Carolina, North Carolina, Georgia and Tennessee. BI-LO employs approximately 23,000 associates.

Ahold acquired Bruno's, based in Birmingham, Alabama, in 2001. The company operates 168 stores in Alabama, Florida, Georgia and Mississippi. Bruno's employs approximately 11,500 associates.


Ahold Corporate Communications: +31.75.659.5720


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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Ahold's intention to complete the divestment of BI-LO and Bruno's, Ahold's ability to consummate the transaction, statements relating to the total cash proceeds Ahold expects to receive, Ahold's expectations as to the timing of the closing and the payment of the balance of the purchase price that may occur after the closing depending on the companies achieving certain disposition targets, the contribution of the BI-LO and Bruno's sale to Ahold's debt reduction and statements as to the achievement and progress of Ahold's Road to Recovery program. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to Ahold's ability to complete the divestment of BI-LO and Bruno's, the effect of any adjustments to the proceeds Ahold will receive in the sale, any inability to obtain, or delays in obtaining, antitrust approval, the actions of government and law enforcement agencies, the inability to satisfy, or delays in satisfying, closing conditions, BI-LO and Bruno's ability to achieve certain disposition targets, Ahold's liquidity needs exceeding expected levels, the ability of Ahold to implement successfully its plans and strategies, the diversion of management's attention in implementing plans, the effect of general economic conditions, actions of competitors and increases in competition in the markets in which Ahold's subsidiaries and joint ventures operate, and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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